UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-02517

Toreador Resources Corporation

(Exact Name of Registrant as Specified in Its Charter

13760 Noel Road, Suite 1100, Dallas, TX 75240, (214) 559-3933

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Series B Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, Par Value $.15625 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒ Rule 12g-4(a)(2) ☐ Rule 12h-3(b)(1)(i) ☒ Rule 12h-3(b)(1)(ii) ☐ Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Toreador Resources Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 26, 2009	TOREADOR RESOURCES CORPORATION
By:	/s/ Charles Campise
Charles Campise
Senior Vice President and Chief Financial Officer